ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 15, 2017	Kathleen M. Nichols 617-854-2418 Kathleen.Nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Credit Strategies Fund

Registration Statement on Form N-2

(File Nos. 333-173004 and 811-21869)

Ladies and Gentlemen:

Transmitted herewith by means of electronic submission on behalf of NexPoint Credit Strategies Fund (the “Fund”), a Delaware statutory trust, for filing under both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) is the Fund’s shelf registration statement on Form N-2 (the “Registration Statement”).

Please direct questions or comments to the undersigned by telephone at (617) 854-2418 or, in my absence, to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols

Kathleen Nichols

Enclosures

cc:	Brian Mitts

Brian McCabe, Esq.